

March 23, 2015

Via E-mail
Ms. Stacie Schuler, Chief Financial Officer
Heron Lake BioEnergy, LLC
91246 390th Avenue
Heron Lake, MN 56137-1375

> **Re: Heron Lake BioEnergy, LLC**
> **Form 10-K For the year ended October 31, 2014**
> **Filed January 28, 2015**
> **Definitive Proxy on Schedule 14A**
> **Filed February 27, 2015**
> **File No. 0-51825**

Dear Ms. Schuler:

We have reviewed your response to our letter dated March 4, 2015 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule 14A

Executive Compensation, page 9
Summary Compensation Table, page 9

1.   We note your response to comment four of our letter dated March 4, 2015. Per our discussion with your counsel, we understand that you will be amending your Definitive Proxy Statement filed on February 27, 2015 to include disclosure regarding your named executive officers in the summary compensation table, including a quantification of the amount payable to each of your named executive officers pursuant to the Management Services Agreement between Heron Lake BioEnergy, LLC and Granite Falls Energy, LLC. Furthermore, we understand that your amended definitive proxy statement will include additional disclosure that is responsive to comments one through three of our letter dated February, 27, 2015.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Amy Peipmeier, Attorney, DavisBrown Law